Ciba Specialty Chemicals Inc.	Ciba Spezialitätenchemie AG	Ciba Spécialités Chimiques SA
Switzerland	Schweiz	Suisse

August 12, 2004
Basel, Switzerland

News Release: Half year results 2004

Ciba Specialty Chemicals posts higher sales and profits

•	Strong sales growth in Asia-Pacific and rebound in U.S.

•	Operating income, EBITDA and net income higher; EPS +8 percent

•	Acquisitions and “Managing for Growth” projects progressing well

•	Balance sheet remains strong; CHF 1.3 billion in cash on hand

•	Streamlined Group structure, with four strong segments

•	Outlook 2004 confirmed

Financial highlights (in millions of Swiss francs, except per share data)

First half year to first half year comparisons (unaudited)

			Change in%
				Local
Six months ended June 30,	2004	2003	CHF	curr. (a)
Net sales	3 405	3 379	+1	+1
Gross profit	1 114	1 084	+3
Operating income	330	327	+1	+2
Net income	201	193	+4
Earnings per share, basic and diluted	3.03	2.81	+8
EBITDA (b)	513	507	+1	+2
EBITDA margin (c)	15.1%	15.0%
Operating income margin (d)	9.7%	9.7%
Net cash provided by operating activities	122	244	-50
Free cash flow (e)	(121)	44
Net debt (f)	2 125	1 523	+40
Research and development expenditures	140	139	0

2nd quarter to 2nd quarter comparisons (unaudited)

			Change in%
				Local
Three months ended June 30,	2004	2003	CHF	curr. (a)
Net sales	1 734	1 701	+2	+2
Gross profit	559	539	+4
Operating income	160	158	+2	+6
Net income	99	85	+18
EBITDA (b)	252	248	+2	+4
EBITDA margin (c)	14.5%	14.6%
Operating income margin (d)	9.2%	9.2%

See Consolidated financial highlights and Notes to news release at the end of this news release. Please note that all footnote references in this news release are to the corresponding footnotes in the Notes to news release section.

Ciba Specialty Chemicals today announced that results in the first half of 2004 in Swiss francs were higher than the comparable 2003 period in sales, gross profit, operating income, EBITDA and net income. Sales (+1 percent) totaled CHF 3.405 billion. Operating income and EBITDA both rose by 1 percent (respectively, to CHF 330 million, or 9.7 percent of sales, and to CHF 513 million, 15.1 percent). Net income was 4 percent higher (CHF 201 million, or 5.9 percent of sales) and earnings per share were 8 percent higher, at CHF 3.03.

While economic conditions improved, the upswing was volatile and only visible in selected markets, with sizeable swings noted between individual months.

Sales in Swiss francs rose by 4 percent in Asia-Pacific, primarily on strength in China and Japan, and by 1 percent in Europe. In the Americas, the further weakening of the United States dollar against the Swiss franc masked an otherwise solid performance in the U.S. (+3 percent in local currencies) and a continuing strong performance in South America.

The segments Plastic Additives (+3 percent), Coating Effects (+4 percent) and Water & Paper Treatment (+2 percent) grew above average, while Textile Effects (-5 percent) still faces challenging market conditions and the comparably smaller Home & Personal Care Segment (-7 percent) saw good growth in new products but shrinking sales in hygiene effects and whiteners.

Product margins were slightly better than during the first half of 2003. Selling, general and administrative expenses were kept well under control. Spending on research and development, at CHF 140 million, matched last year’s high level.

Net current operating assets were sharply lower than year-ago levels, with inventories, receivables and payables, as a percentage of sales, dropping from 30.4 percent to 26.8 percent.

Roughly CHF 1.1 billion in cash was spent during the first half, with the largest outlays coming for the cash portion of the Raisio Chemicals acquisition (CHF 655 million), the share capital reduction (CHF 197 million) and the share buy-back program (CHF 163 million). Correspondingly, net debt increased by close to CHF 1.1 billion, as debt levels remained steady. Compared to the first half of 2003, however, net debt rose by only CHF 602 million due to lower net current operating assets and lower total debt. CHF 1.3 billion in cash remains on the balance sheet. Free cash flow, which is traditionally lower in the first half, was minus CHF 121 million.

To continuously improve the Company’s portfolio, Ciba Specialty Chemicals will establish a small group to oversee strategic development and portfolio management. This group will be under the leadership of Tim Schlange. Schlange, currently Head of the Home & Personal Care Segment, will become Ciba’s Chief Strategy Officer, reporting directly to the Chief Executive Officer, and will leave the Executive Committee.

To further streamline its Group structure, Ciba Specialty Chemicals will integrate the Home & Personal Care Segment into two other existing segments, creating a Group with four strong segments. This saves the cost of a support structure for a segment, which lacked critical mass and had limited opportunities for external growth. By transferring specialty effects products to Plastic Additives, and whiteners and hygiene effects to Water & Paper Treatment, the businesses can also benefit from existing technology and production synergies with the larger segments, while enhancing their future development prospects within Ciba.

For 2004, assuming that business conditions remain at least at the levels experienced during the first half of this year, that currency levels do not worsen and excluding the effects of acquisitions, the Company expects sales in local currencies, the EBITDA margin and net income in Swiss francs to exceed last year’s levels. The Company expects free cash flow for the full year to be close to the lower end of its target range of between CHF 400 million and CHF 500 million. Should a more sustainable economic recovery begin to take shape during the second half of the year, including in Europe, the Company would expect a rapid and substantial improvement in net income and margins.

Armin Meyer, Chairman and Chief Executive Officer, commented: “We delivered higher results across most of our key business parameters, with a particularly strong earnings per share performance. We are certainly encouraged by recent economic trends, although we do not yet see a consistent pattern across the globe. For now, we therefore remain cautiously optimistic. In this environment, it is important to react quickly to changing demand patterns with aggressive cost and sourcing management and by adjusting the organization to meet business needs.”

Strong sales growth in Asia-Pacific and rebound in U.S.

Sales for the first half of 2004 totaled CHF 3.405 billion, 1 percent higher in both Swiss francs and local currencies. Net effects of currency movements against the Swiss franc were largely neutral, as a further weakening of the U.S. dollar against the franc was mostly offset by a strengthening of the euro, yen and British pound.

In local currencies, sales in Asia-Pacific were 4 percent higher (with Region China + 17 percent), while Europe was 3 percent lower, due to weaker sales in the United Kingdom, a mixed performance in continental Europe and higher sales in Eastern Europe and Germany. In the Americas, sales were 3 percent higher, driven by stronger performances in the U.S. and South America. Between the first and second quarters of 2004, sales in Swiss francs rose by 4 percent, with a 10 percent quarter-to-quarter increase in Asia-Pacific and a 4 percent increase in the Americas. In the second quarter alone, Company sales were 2 percent higher than a year ago.

Volume for the first half was 4 percent higher than a year ago, with acceleration noted in the second quarter. Prices, compared to a year ago, were 3 percent lower, with stronger pressure coming in some of the Company’s semi-specialties businesses. Several of the Company’s businesses announced price increases toward the end of the first half.

Gross profit, operating income and EBITDA up

Gross profit for the first half of 2004 totaled CHF 1.114 billion, or 32.7 percent of sales, a 3 percent increase compared to last year (CHF 1.084 billion, or 32.1 percent of sales). The improvement resulted from a combination of higher sales, slightly lower production costs, a reduction in production personnel and improved capacity utilization rates (to around 80 percent for the Company overall). To meet volatile order patterns, the Company incurred slightly higher freight costs.

Across the Group, raw material costs remained flat, as increases seen in the second quarter in some segments were offset by declining raw material prices in others.

The Company’s investment in research and development (CHF 140 million) was maintained at last year’s high levels.

Selling, general and administrative expenses totaled CHF 625 million, 3 percent higher than 2003. Key reasons for the increase were costs for 134 new personnel stemming from the acquisition of the British company Pira and inflation-driven increases in social contributions and salaries around the world. Overall, not including the Raisio Chemicals acquisition, personnel levels were 1 percent lower compared to the year-end, even as the Company added personnel in the strategic growth areas of Region China, Eastern Europe and the Middle East.

Both operating income and EBITDA increased by 1 percent in Swiss francs compared to the first half of 2003. Operating income totaled CHF 330 million, or 9.7 percent of sales (last year: CHF 327 million, 9.7 percent). EBITDA increased to CHF 513 million, or 15.1 percent of sales (last year: CHF 507 million, 15.0 percent).

Earnings per share +8 percent

Net financial expenses for the first half of 2004 developed in line with expectations, totaling CHF 71 million, CHF 12 million higher than a year ago. Net interest expense accounted for CHF 9 million of the difference. This stems primarily from the changes in financing mix that were implemented in the middle of 2003, and also from the use of cash in 2004 for the Raisio Chemicals acquisition, the share capital reduction program and the share buy-back program. Exchange losses, net of hedging gains, and other financial expenses were CHF 3 million higher than last year. Tax expense was favorably impacted by CHF 15 million, as the settlement of outstanding tax matters during the second quarter of 2004 led to the release of previously established provisions.

Net income for the first half of 2004 was 4 percent higher in Swiss francs than last year, totaling CHF 201 million (5.9 percent of sales), compared to last year’s first half result of CHF 193 million (5.7 percent).

Earnings per share were even higher, 8 percent above the first half of 2003, at CHF 3.03, supported by the reduced number of outstanding shares due to the share buy-back program.

Balance sheet remains strong; CHF 1.3 billion in cash on hand

Net current operating assets (inventories, receivables and payables) were significantly lower than during the first half of last year, falling from 30.4 percent of sales at the end of the first half of 2003, to 26.8 percent this year, confirming that last year’s focus on reducing assets had a lasting positive effect. They increased throughout the first half due to the traditional seasonal pickup in demand, with receivables particularly higher in June following sharply higher sales for which payments have not yet been received.

Net debt increased from CHF 1.049 billion at the end of 2003 to CHF 2.125 billion due to the cost of the cash portion of the Raisio Chemicals acquisition (CHF 655 million), the share capital reduction (CHF 197 million) and the share buy-back program (CHF 163 million). Debt levels were steady. Compared with the same period in 2003, however, net debt was only CHF 602 million higher due to lower net current operating assets and lower total debt. The Company still has CHF 1.3 billion in cash on hand.

The cash payment for Raisio Chemicals, which was acquired June 2, 2004, is reflected in the half year accounts under “Financial investments”, as closing in some countries was delayed into the latter part of June and early July. The business will be fully consolidated in the third quarter of 2004.

Ciba Specialty Chemicals’ share buy-back program, which began in the second half of 2003 and continued through the first half of 2004, has resulted in the repurchase of 3.065 million shares (or 4.2 percent of the total share capital), with 1.762 million shares having been purchased after February 3, 2004, on the second trading line. The program will end on August 26, 2004.

Free cash flow was CHF –121 million for the first half of 2004. The Company traditionally in the first half of the year has a weaker free cash flow when, for example, the distribution to shareholders is paid out and the normal seasonal build up of receivables and inventories occurs. Also, certain very short-term payments, such as value-added tax or interest payments, tend to fluctuate between individual months of the year leading to swings that are difficult to forecast during the year.

Acquisitions and “Managing for Growth” projects progressing well

Ciba Specialty Chemicals closed its purchase of Raisio Chemicals of Finland in June of 2004, creating a leading global chemicals supplier to the paper industry. It will also provide Ciba with a new operational hub in Finland, from which it can support all of its businesses in the nordic countries as well as Russia. A very fast integration process is well underway, with all management roles already assigned.

The integration of the smaller, but strategically important acquisition involving the British company Pira is well advanced. Pira is already contributing revenue to one of the Company’s “Managing for Growth” initiatives, the newly formed Ciba® Expert Services unit, which is off to a strong start.

The Company’s “Managing for Growth” regional expansion projects are also showing positive results. Sales in the strategically important growth areas of Region China, Eastern Europe and the Middle East all improved over year-ago levels. Personnel were added during the first half of the year in all three regions.

“I am very pleased with the positive customer reaction to the Raisio Chemicals acquisition, and with the speed at which the integration is proceeding,” commented Armin Meyer. “We are leveraging the complementary product lines and geographical strengths, and also the excellent people from both organizations. This makes us a leading supplier of chemicals to the paper industry, and will help us to further promote sales of our other products in nordic countries and Russia. Coupled with our many efforts to push profitable growth through our ‘Managing for Growth’ program, we are confident about our growth potential in the future.”

New group formed for strategic development, portfolio management

To continuously improve the Company’s portfolio, Ciba Specialty Chemicals will establish a small group to oversee both strategic development and portfolio management. This group will be under the leadership of Tim Schlange. Schlange, currently Head of the Home & Personal Care Segment, will become Ciba’s Chief Strategy Officer, reporting directly to the Chief Executive Officer, and will leave the Executive Committee.

Streamlined Group structure, with four strong segments

To further streamline the Group structure, Ciba Specialty Chemicals will integrate the Home & Personal Care Segment into two other existing segments, creating a Group with four strong segments. In recent years, Ciba Specialty Chemicals has evaluated numerous potential acquisitions in the home and personal care market, however, none of them met the Company’s strict criteria for strategic fit and return on investment. This left the segment with a lack of critical mass and the Board of Directors decided to save the cost of the segment support structure.

At the same time, the segment’s businesses will be further developed within the Group. Specialty effects products have been growing at double-digit rates in recent years, albeit from a small base, while whiteners and hygiene effects continue to be leaders in their markets, although they have faced continuing market pressure. By transferring specialty effects products to Plastic Additives, and whiteners and hygiene effects to Water & Paper Treatment, the businesses can also benefit from existing technology and production synergies with the larger segments, while enhancing their future development prospects within Ciba Specialty Chemicals.

Segment overview

Sales in Plastic Additives (+3 percent in both Swiss francs and local currencies) grew on new product introductions, higher volumes and an improved product-mix in its specialty product lines. Development in NAFTA was strong. Ciba® Expert Services, a part of Plastic Additives, is off to a very good start. EBITDA increased by 10 percent in Swiss francs compared to year-ago levels, due to higher sales and a tight control of expenses, resulting in a margin of 17.9 percent of sales (versus 16.7 percent last year).

Coating Effects (+4 percent and +4 percent, respectively) delivered sales increases in both Swiss francs and local currencies in all but one of its businesses, including in coatings, pigments for plastics and electronic materials. The still weaker imaging and inks business saw clear signs of recovery in the second quarter. There were substantial volume gains in several businesses, while new product introductions met with successful market acceptance. EBITDA was 3 percent higher in Swiss francs, resulting in a margin of 22.4 percent of sales.

In the Water & Paper Treatment Segment (+2 percent in Swiss francs; +1 percent in local currencies), sales were clearly higher for water treatment products, while more favorable paper market conditions towards the end of the first half led to a recovery of paper chemicals sales that nearly matched last year’s amounts. New joint customer approaches are already being pursued through the recent acquisition of the complementary paper chemicals lines from Raisio Chemicals. Raw material prices were higher, but were partially mitigated by longer-term supply contracts. EBITDA was, however, 4 percent lower in Swiss francs (to 12.3 percent of sales).

Continued market weakness impacted Textile Effects (-5 percent in Swiss francs; -4 percent in local currencies), as volumes and prices were lower during the first half. However, sales showed an 8 percent improvement between the first and second quarters. Despite the depressed overall textiles market, sales of textile chemical products nearly matched last year’s levels while substantial market weakness and the continuing shift of production to Asia are still negatively affecting textile dyes. Textile Effects maintained its EBITDA margin at 10.5 percent of sales, following a tight control of expenses.

In Home & Personal Care (-7 percent in Swiss francs; -5 percent in local currencies), there was substantial volume growth and steady prices for its specialty effects business, leading to a double-digit Swiss franc increase. Some additional costs were incurred for new product registration fees in the United States. For the hygiene effects and whiteners business, continuing severe competitive pressure resulted in reduced sales. As a result, the EBITDA margin fell from 16.5 percent a year ago to 14.1 percent.

Outlook 2004 confirmed

After a slow start to the year, Ciba Specialty Chemicals began to see an improvement in trading conditions in several regions. The improvement was not uniform across the businesses or the regions and was dependent on local conditions. Based on the recent encouraging trends, however, Ciba remains cautiously optimistic about the future.

For 2004, assuming that business conditions remain at least at the levels experienced during the first half of this year, that currency levels do not worsen and excluding the effects of acquisitions, the Company expects sales in local currencies, the EBITDA margin and net income in Swiss francs to exceed last year’s levels. The Company expects free cash flow for the full year to be close to the lower end of its target range of between CHF 400 million and CHF 500 million. Should a more sustainable economic recovery begin to take shape during the second half of the year, including in Europe, the Company would expect a rapid and substantial improvement in net income and margins.

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life-adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2003, the Company generated sales of 6.6 billion Swiss francs and invested 281 million in R&D.

Virtual news kit: www.cibasc.com/media

•	News release in full

•	Media presentation (available from 10:30 a.m. CET onwards)

•	Half Year Report 2004 (PDF)

•	Photos Ciba Specialty Chemicals

Financial calendar

•	October 21, 2004: Nine Month 2004 financial results

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Forward-looking statements

Forward-looking statements and information contained in this News Release are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

Ciba Specialty Chemicals
Half Year Report 2004

Consolidated financial highlights (unaudited)
(in millions of Swiss francs, except per share data)

			Change in %
				Local
Statements of income	2004	2003	CHF	curr. (a)
Six months ended June 30,
Net sales	3 405	3 379	+1	+1
Gross profit	1 114	1 084	+3
Operating income	330	327	+1	+2
Financial income and expense, net	71	59	+22

Income from continuing operations, before income taxes and minority interest	259	268	-4
Provision for income taxes	55	72	-24

Income from continuing operations, before minority interest	204	196	+4
Minority interest	3	3

Net income	201	193	+4

Earnings per share, basic and diluted	3.03	2.81	+8

Operating income	330	327	+1	+2
Depreciation and amortization	183	180	+2

EBITDA (b)	513	507	+1

Balance sheets	2004	2003
June 30,
Current assets	4 103	5 789
Property, plant and equipment, net	2 920	3 046
Other long-term assets	3 862	3 222

Total assets	10 885	12 057

Current liabilities	1 965	2 718
Long-term liabilities	4 717	5 024
Minority interest	63	73
Shareholders’ equity	4 140	4 242

Total liabilities and shareholders’ equity	10 885	12 057

Statements of cash flows	2004	2003
Six months ended June 30,
Net cash provided by operating activities	122	244
Net cash used in investing activities	(796)	(134)
Net cash provided by (used in) financing activities	(382)	283
Effect of exchange rate changes on cash and cash equivalents	(20)	(16)

Net increase (decrease) in cash and cash equivalents	(1 076)	377

Condensed business segment data (unaudited)
(in millions of Swiss francs)

			Water &		Home &
	Plastic	Coating	Paper	Textile	Personal
	Additives	Effects	Treatment	Effects	Care	Corporate	Consolidated
Six months ended June 30, 2004
Net sales	904	950	690	691	170		3 405
EBITDA (b)	161	213	85	72	24	(42)	513
Depreciation and amortization	45	52	41	27	12	6	183

Operating income	116	161	44	45	12	(48)	330

Financial income and expense, net						71	71
Provision for income taxes						55	55
Minority interest						3	3

Net income							201

EBITDA margin (c)	17.9%	22.4%	12.3%	10.5%	14.1%		15.1%
Operating income margin (d)	12.8%	17.0%	6.4%	6.5%	6.9%		9.7%

Six months ended June 30, 2003
Net sales	879	911	677	729	183		3 379
EBITDA(b)	146	207	89	76	30	(41)	507
Depreciation and amortization	46	47	41	30	12	4	180

Operating income	100	160	48	46	18	(45)	327

Financial income and expense, net						59	59
Provision for income taxes						72	72
Minority interest						3	3

Net income							193

EBITDA margin (c)	16.7%	22.7%	13.1%	10.5%	16.5%		15.0%
Operating income margin (d)	11.4%	17.5%	7.1%	6.4%	9.6%		9.7%

Exchange rates of principal currencies to CHF (unaudited)

			Statement of income		Balance sheet
			average rates		end of period rates
Six months ended June 30,			2004	2003	2004	2003
1	U.S. dollar	(USD)	1.27	1.35	1.25	1.34
1	British pound	(GBP)	2.30	2.18	2.29	2.23
1	Euro	(EUR)	1.55	1.49	1.52	1.54
100	Japanese yen	(JPY)	1.17	1.14	1.16	1.13

Three months ended June 30,
1	U.S. dollar	(USD)	1.28	1.34	1.25	1.34
1	British pound	(GBP)	2.31	2.16	2.29	2.23
1	Euro	(EUR)	1.54	1.51	1.52	1.54
100	Japanese yen	(JPY)	1.17	1.13	1.16	1.13

Free cash flow reconciliation (unaudited)
(in millions of Swiss francs)

The reconciliation of free cash flow to net cash provided by operating activities is as follows:

Six months ended June 30,	2004	2003
Free cash flow	(121)	44
Net cash from investing activities before sale (acquisition) of businesses	112	63
Pro forma dividend of CHF 2 per share	131	137

Net cash provided by operating activities	122	244

Components of net debt (unaudited)
(in millions of Swiss francs)

June 30,	2004	2003
Short-term debt	505	1 186
Long-term debt	2 940	3 091

Total debt	3 445	4 277

Less: cash and cash equivalents	(1 310)	(2 738)
Less: short-term investments	(10)	(16)

Net debt	2 125	1 523

Notes to news release

(a)	Amounts “in local currencies” or “currency adjusted” are determined by adjusting current period amounts reported in Swiss francs, which is the Company’s reporting currency under U.S. GAAP (United States Generally Accepted Accounting Principles), using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. See also note (g).

(b)	EBITDA for segments is calculated as operating income plus depreciation and amortization. For consolidated results, EBITDA is reconciled to net income (see the table on preceding page). See also note (g).

(c)	EBITDA margin is EBITDA expressed as a percentage of net sales. See also note (g).

(d)	Operating income margin is operating income expressed as a percentage of net sales.

(e)	Free cash flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share. See also note (g).

(f)	Net debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments. See also note (g).

(g)	Amounts in local currencies, EBITDA, and EBITDA margin derived therefrom, free cash flow, and net debt are non-U.S. GAAP financial measures, the use of which is discussed in the Company’s Annual Report for the year ended December 31, 2003, as filed on Form 20-F with the U.S. Securities and Exchange Commission.